July 11, 2008

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Attn:	Amanda McManus, Branch Chief - Legal
Division of Corporation Finance
Mail Stop 3561

Re:	Eastern Resources, Inc
Registration Statement on Form S-1
File No. 333-149850
Filed March 21, 2008

On behalf of our client, Eastern Resources, Inc., a Delaware corporation (the “Company”), and pursuant to the Securities Act of 1933, as amended (the “Securities Act”), we hereby submit via EDGAR transmission Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1 of the Company (File No. 333-149850) (the “Registration Statement”), including certain exhibits thereto. Separately, we have delivered to the Staff four additional copies of the Amendment marked to show changes from the Registration Statement as originally filed.

By letter dated April 17, 2008 (the “Comment Letter”) from Amanda McManus, Branch Chief - Legal, the Company was informed of the comments of the Staff with respect to the originally filed Registration Statement. In addition to responding to the Staff’s comments, the Company has amended the Registration Statement to update the financial statements and certain information contained in the Registration Statement. Set forth below are the Staff’s comments, indicated in bold, together with responses thereto by the Company.

Registration Statement Cover Page

1.
We note your reference to Rule 416 under the Calculation of Registration Fee table. Your shares of common stock do not appear to meet the criteria for use of Rule 416(a). As such, any change in the amount of securities resulting from dilutive issuances must be covered by a post-effective amendment, as required by Rule 416(b), and no reference to Rule 416 is required under the fee table. Please revise or advise.

We have revised the Calculation of Registration Fee table to remove the reference to Rule 416.

Securities and Exchange Commission
July 11, 2008

Prospectus Cover

2.
We note the final sentence of the first paragraph of the prospectus cover page and your disclosure on pages 8 and 14 of the prospectus. Given that you offered shares in the December 2007 private placement at $.10 per share, please tell us why registered shares are now being offered at the same price.

There is currently no active market for our common stock. The $0.10 offering price was arbitrarily determined based on the price for the shares offered in our recently completed private placement offerings. We believe that this price represents the fair market value for the common stock, taking into account, among other things, our limited operating history and lack of revenue.

3.
Revise for clarity. Disclosure in the second paragraph suggests that shares will be sold at market prices or negotiated prices immediately. The following paragraph indicates that this will only occur if a market develops. Please note that selling shareholders must sell at a fixed price until a market develops.

We have revised the disclosure to clarify that the sales price to the public of our common stock will be fixed until a market develops.

Summary, page 3

4.	Please expand your summary to provide an estimate of the time frame before you expect to generate revenues from operations and any obstacles that you anticipate.

We are in the process of setting up screenings of BuzzKill in Los Angeles and New York for some distributors. We also hope to be accepted into one or more festivals this Fall. Ideally, we will have secured a distribution deal by the end of the year that will translate into revenues. We have expanded the summary to include this disclosure.

5.	In one of the opening paragraphs, please also disclose that your auditors have issued a going concern opinion.

We have added a statement in the summary disclosing that our auditors have issued a going concern opinion in its report.

Summary Financial Information, page 3

6.	Please expand your statement of operations section to include the net loss per share data for the period.

We have included the net loss per share data to our statement of operations section.

Securities and Exchange Commission
July 11, 2008

Risk Factors, page 4

7.	Please note that the risk factors section should present all material risks. Accordingly, revise the third sentence of the introductory paragraph to clarify that all material risks are described.

We have revised the introductory paragraph to clarify that all material risks are described in the risk factors section.

As a development stage company, we have no revenues to sustain our operations, page 4

8.
Please revise the second sentence to clarify that because of the conditions cited, ‘your independent registered public accounting firm have issued a going concern opinion that raise substantial doubt as to your ability to continue as a going concern’.

We have revised the disclosure in this risk factor to clarify that our auditors have issued a going concern opinion.

Our receipt of minimum guarantees does not eliminate, page 6

9.
Explain the disclosure that you “often receive a minimum guarantee for licensing distribution rights to sub-distributors” in light of the fact that you have not yet entered into any distribution agreements.

We have revised the disclosure to explain that we may seek minimum guarantees in future licensing distribution agreements.

Because the share price was determined arbitrarily…, page 8

10.
Explain the disclosure that the price was set, in part, by “the current immediate needs of the company” in light of the fact that you will not receive any proceeds. Reconcile your disclosure here about how the price was set with disclosure on page 14 stating that it was set using the last price at which you sold your stock.

We have removed the reference to our current immediate needs as a factor in determining the offering price.

Securities and Exchange Commission
July 11, 2008

We could be adversely affected by strikes or other union jobs, page 9

11.	Please revise to discuss the impact on your business of the 2007-2008 strike by the Writers Guild of America.

The 2007-2008 strike by the Writers Guild of America did not have a material impact on our business because principal photography for our film was completed prior to the start of the strike. We have included this disclosure in this risk factor.

Selling Stockholders, page 11

12.
Explain your disclosure that the 5,750,000 shares to be owned by each of Messrs Hanna and Hundley after the offering will represent in each case 2.9% of your post-offering equity in light of your disclosure on page 24 that 5,755,000 shares represents 28.7% of your outstanding equity.

We have corrected this typographical error.

Registration Rights, page 15

13.	Revise to explain how you determined that you would register the selling shareholders’ shares, in light of the fact that you have no agreement to do so.

We are filing the registration statement of which this prospectus forms a part in order to provide for greater liquidity to the selling stockholders for their investment in our shares. We believe that the filing of the registration statement will aid us in our efforts to have our securities approved for trading on OTC Bulletin Board, which should result in greater liquidity for our shareholders, as well as greater exposure of our Company to the investment community. We have revised the disclosure accordingly.

Company Overview, page 15

14.	Please describe the terms of the producer agreement dated as of August 1, 2007.

We have expanded our description of the terms of the producer agreement.

15.
We note the producer agreement, memorandum of agreement, literary purchase agreement, director agreement, investment agreement and the 10% series notes. Although you refer to “net proceeds” in each, the agreements (as filed) do not specifically set forth how net proceeds are calculated. Please revise to disclose those calculations in the prospectus. To the extent that the calculation methods are disclosed in un-filed exhibits to the referenced agreements, please file the relevant exhibits with your next amendment.

Securities and Exchange Commission
July 11, 2008

“Net proceeds” is defined in the relevant exhibits to the referenced agreements as the sums remaining from all gross monies received from the licensing, distribution and other exploitation of all rights to the film after the deductions, in the following order, of (i) distribution expenses, (ii) production deferments to any party providing rights, materials, services or facilities in connection with the production of the film, (iii) recoupment by the financier’s of the film of its financial contribution plus a 20% premium, (iv) repayment of costs of production provided by third parties, and (v) other deferments.

We have revised the disclosure to explain how “net proceeds” is calculated. We have also re-filed the referenced agreements to include the exhibits in which the calculation methods are disclosed.

16.	In addition, please disclose the relative priority of the debt servicing and net proceeds payments owed under your material agreements.

The relative priority of the debt servicing and other payments owed under material agreements is as provided in the definition of “net proceeds.” We have included a discussion of this relative priority.

17.	Please revise the first paragraph on page 16 to describe the $300,000 limitation on certain financings by Buzz Kill, Inc., as set forth in paragraph 3 of the Investment Agreement.

We have revised the disclosure to describe the limitation on certain financings by Buzz Kill, Inc.

18.	Disclose the current amount due under the 10% notes and how you used the proceeds of the notes.

All amounts under the 10% notes remain unpaid and outstanding, and the proceeds of the notes were used to finance the production of the film. We have revised the disclosure accordingly.

Milestone to Achieve in the Next Twelve Months, page 16

19.	Refer to the second paragraph of this section. In your next amendment, please disclose whether you have submitted Buzzkill to film festivals.

To date, we have applied to a number of film festivals. We have not yet been successful, but are awaiting a number of responses for some of the fall festivals. We have included this disclosure in the registration statement.

20.	Refer to the final sentence of this section. Please disclose whether you have identified your second project. If so, please state.

We have not identified our second project.

Securities and Exchange Commission
July 11, 2008

Liquidity and Capital Resources, page 17

21.	Please disclose your cash at hand as of the most date practicable and your monthly burn rate. Include the ongoing reporting costs associated with being a public company.

We have disclosed our cash at hand as of June 30, 2008. As stated in the registration statement, we expect to incur approximately $10,000 in connection with general operating expenses in the next twelve months and approximately $90,000 in accounting and legal professional fees in connection with the filing of the registration statement with the Securities Exchange Commission.

We have included a statement that our operating expenses will increase as a result of being a public company.

22.
We note your disclosure in the last sentence of the second paragraph that you have no external sources of liquidity as of December 31, 2007. Please update to a more recent date. Also expand to disclose whether or not any of your officers, directors or shareholders have committed to you any form of financing over the next twelve months as we note your disclosure in the third paragraph that you do not have sufficient resources to sustain your operations for the next twelve months without having to raise additional capital. We note from “Certain Relationships and Related Transactions” on page 26 that your shareholders have provided you with financing, in the form of loans. Please describe any additional loans, advances, or commitment amounts. Further, disclose whether or not you have plans to raise additional capital through debt or equity financing from external sources in the near future (i.e., while you are waiting for revenue resulting from the distribution of your film).

We do not have any commitment from any of our officers, directors and shareholders with respect to any financing over the next twelve months. We are currently seeking additional capital through debt financing from external sources; however, there is no firm commitment at this time.

In the “Certain Relationships and Related Transactions” section, we have disclosed additional loans and advances provided by some of our officers, directors and shareholders in order to sustain our operations.

Rise of Independent Film, page 18

23.
We note several claims regarding the size, growth and quality of the independent film industry as well as the “recession-proof” nature of the independent film market. Please disclose the bases for these claims or revise to describe them as beliefs. Remove the claim that the film industry is recession proof.

We have removed the claim that the film industry is recession proof.

Securities and Exchange Commission
July 11, 2008

24.
Please revise to disclose prominently and in each instance where film names are given that the independent films mentioned have realized levels of success that are extremely rare for both independent and major studio releases. Disclose that your results are not likely to achieve these levels.

We have added a statement that the levels of success of the independent films mentioned are extremely rare and that our results are not likely to achieve these levels.

25.	Refer to the final sentence of this section. Please delete this sentence as there would appear no guarantee that even “well crafted” films will be successful.

We have deleted the sentence.

Maintain Stringent Cost Controls, page 20

26.	Please describe the “sophisticated management information systems” that will be used to control costs.

We have revised the disclosure to remove the reference to “sophisticated management information systems.”

Experienced Management with Decentralized Operating Structure, page 20

27.	Given your capital limitations, please more fully discuss how you intend to attract experienced production managers and whether you anticipate any difficulty doing so.

We have disclosed that we will have difficulty in attracting experienced production managers and other creative personnel due to our capital limitations.

Competition, page 22

28.
Please expand your discussion of the competitive landscape. You should discuss with greater specificity the genres you are targeting (e.g., dramas, thrillers, documentaries, etc) and why you believe your film(s) will stand out from the competition.

We do not target any specific genre of films. Each project will stand on its own. Generally, we will take great care in choosing quality scripts that are intelligent and entertaining. In addition, we will continue to choose scripts that can be produced with a low budget and have large commercial appeal. Our current film, BuzzKill, meets all of these criteria and should appeal to those people who enjoy comedy/dark comedies. We have revised the disclosure to expand the discussion of our business model.

Securities and Exchange Commission
July 11, 2008

Directors, Executive Officers, Promoters and Control Persons, page 23

29.
Please significantly revise the director and officer biographies to highlight each individual’s business experience during the past five years, giving specific dates and types of employment. For example, when you state that Mr. Hanna’s independent film credits include Hamlet, you fail to explain what his work on that film entailed. Refer to Item 401(e) of Regulation S-K. In addition, remove marketing language such as “highly successful.”

We have revised the biographies of our officers and directors to conform to Item 401(e) of Regulation S-K and to remove marketing language.

Certain Relationships and Related Transactions, page 26

30.	Please disclose whether the bridge loan agreements in June 2007 and February 2008 are oral or in writing.

We have disclosed that the bridge loans were oral agreements.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-2

31. Revise to include the 10% Notes.

We have revised the disclosure to include the 10% Notes issued by Buzz Kill, Inc.

Signature Page

32.	Please revise your signature blocks to identify your principal accounting officer. Refer to Form S-1.

We have revised the signature blocks to clearly identify Mr. Hanna as our principal accounting officer.

Exhibit 5.1

33.
Refer to the first sentence of the second paragraph of Exhibit 5.1. Please supply an opinion of counsel that refers to the sale, rather than the issuance of the shares, given that the shares you are registering have already been issued.

Our counsel has revised its opinion to refer to the offer and sale of the shares, and we have re-filed the opinion with the Amendment.

Securities and Exchange Commission
July 11, 2008

Financial Statements
Consolidated Balance Sheet, page F-3

34.	Please also disclose authorized shares of common stock, either here or in the footnotes.

We have revised the balance sheet so as to disclose 300,000,000 authorized shares of common stock.

Statement of Cash Flows, page F -6

35.
Refer to the financing activity line item “Proceeds from loan payable Shareholder” in the amount of $40,000. To the extent this line item pertains to the aggregate $100,000 interest free bridge loan made by Mr. Thomas H. Hanna, Jr. to the Company in June 2007, as described on page 26 under “Certain Relationships and Related Transactions,” it appears the statement of cash flows should be revised to reflect the proceeds of the loan in the amount of $100,000 and the repayment of loans in the amount of $60,000 during the period ended December 31, 2007. Reference is also made to your disclosure in Note 5 to the audited financial statements. Please revise the statements of cash flows or advise. Refer to paragraphs 18 through 20 of SFAS No. 95.

We have revised the statement of cash flows to reflect the proceeds of the loan of $100,000 received from Mr. Hanna and the partial repayment there of $60,000 during the year ended December 31, 2007.

36.
Further, as the loan is interest free, the financial statements should be revised to reflect imputed interest using the guidance found in APB No. 21 at a rate for a similar non-related party loan transaction. Similar treatment should also be reflected in the subsequent period financial statements for the fiscal 2008 loan made by Mr. Hanna described on page 26.

APB 21 Paragraph 3-F- exempts parent/subsidiary transactions. Mr. Hanna’s position as a control shareholder and controlling overall executive of the Company qualifies the temporary advance transaction as an exception under Paragraph 3-F of APB 21. The advance was an unstructured loan with no maturity date, unsupported by a formal note and was partially liquidated in a very short time. Further please note that amortization of imputed interest would be capitalized in accordance with FASB 34 and would have no impact on the statements of operations and cash flows. Finally, if interest was imputed, the effect on the financial statements would not be material and a prudent investor would not be influenced by such disclosure. Accordingly we believe that imputed interest is not required.

Securities and Exchange Commission
July 11, 2008

Note 1. Organization and Nature of Operations, page F-7

37.
Refer to your discussion of related parties and transactions on page 26. We note that, in connection with the formation of the company on March 15, 2007, you issued shares to your founders in exchange for all of the issued and outstanding capital stock of Buzz Kill, Inc. Please describe and quantify the assets and liabilities of Buzz Kill at the acquisition date and confirm that any such assets or liabilities were transferred and recorded at historical book value. We assume that Buzz Kill was an inactive shell company at the time of its acquisition. If our assumption is not correct, it appears that this entity would be considered the predecessor of Eastern Resources and that its historical financial statements would be required in the filing. In either case, appropriate footnote disclosure of these relationships and transactions should be provided. Please revise or advise.

Buzz Kill, Inc. was incorporated in the state of New York on February 21, 2007 and was authorized to issue 200 shares of no par value common stock. Such date preceded by 22 days the exchange of all Buzz Kill shares for 11,500,000 Eastern Resources common shares. During that interim period Buzz Kill remained dormant and amassed no assets or liabilities. On March 19, 2007, Buzz Kill opened a bank account with a deposit of $25,000. On April 1, 2007, Buzz Kill acquired a literary property (see Exhibit 10.5). Accordingly, Buzz Kill became active after March 15, 2007 and should not be deemed a predecessor entity. Note 1 was revised to disclose the cogent facts.

38.
As a related matter, we note that you appear to have recorded a subscription receivable for the founders’ shares. If the shares were issued in exchange for Buzz Kill and for services rendered, please revise your disclosures to clarify that a cash payment is expected as well.

We have revised Note 6 as follows: “The Company expects the subscription receivable to be paid in cash.”

Note 2. Summary of Significant Accounting Policies, page F-7
Recent Accounting Pronouncements

39.
Please clarify that SF AS No. 157 is effective for financial statements for fiscal years beginning after November 15, 2007. Also, disclose the effective date for SFAS No. 159 to be “As of the beginning of each reporting entity’s first fiscal year that begins after November 15, 2007; this Statement should not be applied retrospectively to fiscal years beginning prior to the effective date, except as permitted in paragraph 30 for early adoption.”

We have clarified SFAS 157 and SFAS 159 as recommended.

Securities and Exchange Commission
July 11, 2008

Note 8. Agreements, page F-10

40.
Refer to paragraph (b) discussion of the producer agreement. Clarify that $25,000 of the $50,000 compensation amount remains unpaid at December 31, 2007. Also it appears notes (a) and (b) in the table should be reversed to correspond with the respective paragraph discussions. It also appears that notes (c) and (d) should similarly be reversed in the table. Further, please reconcile the $50,000 deferred compensation amount in paragraph discussion (d) with the $85,000 amount shown in the table.

We will conform sequence of table to paragraphs. Contract amount of $105,000 consisted of $20,000 which was paid; $35,000 was due at December 31, 2007; $50,000 was deferred.

41.
Please clarify that the unpaid compensation is reflected in the balance sheet line item “Compensation payable, including to officers and director,” rather than “Accounts payable accrued expenses.” Also expand your disclosure to discuss payment terms of the deferred compensation.

We have revised the paragraph to read “unpaid compensation as reflected above is included in the balance sheet as compensation payable and is as follows:”

Age of Financial Statements

42.	Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

We are currently updating our financial statements and will file same upon completion.

Accountants’ Consent

43.	Amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Amendments will contain currently dated accountants’ consents. Manually signed consents will be kept for the prescribed length of time.

Securities and Exchange Commission
July 11, 2008

We believe that the changes in the accompanying Amendment and the explanations contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter. If the Staff has any questions or comments with respect to the changes made to the Registration Statement by the Amendment, please contact me at 212-400-6900.

Very truly yours,

/s/ Adam S. Gottbetter
Gottbetter & Partners, LLP

cc:	Daniel Morris
Beverly Singleton
Margery Reich
Thomas H. Hanna, Jr.